IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

September 9, 2011

Ms. Mara L. Ransom

Legal Branch Chief

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IAC/InterActiveCorp Annual Report on Form 10-K for the Fiscal
Year Ended December 31, 2010 Filed March 1, 2011 and Definitive Proxy Statement on Schedule 14A Filed on April 29, 2011
(File No. 0-20570)

Dear Ms. Ransom:

Reference is made to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding those filings of IAC/InterActiveCorp (“IAC”) referenced above, which were delivered in a comment letter dated September 7, 2011 (the “Comment Letter”).  As discussed with Ms. Angie Kim of your office, IAC will provide a response to the comments of the Staff set forth in the Comment Letter by no later than Tuesday, October 4, 2011.  Please do not hesitate to contact me at (212) 314-7230 should you have any questions.

Sincerely,

/s/ Joanne Hawkins

Joanne Hawkins
Senior Vice President and
Deputy General Counsel